SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. __)*

Capstone Companies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14070F102

(CUSIP Number)

May 5, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14070F102	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Involve, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 67,979,425
		6	SHARED VOTING POWER 0
		7	SOLE DISPOSITIVE POWER 67,979,425
		8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,979,425
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4% (1)
12	TYPE OF REPORTING PERSON* OO

(1)

Based on 721,989,957 shares outstanding, calculated on the basis of (i) 654,010,532 shares reported as outstanding as of March 31, 2015 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2015 and (ii) an additional 67,979,425 shares outstanding following the conversion of 1,000 shares of the Issuer’s Series C Convertible Preferred Stock on May 5, 2015.

CUSIP NO. 14070F102	13G	Page 3 of 4 Pages

ITEM 1.

(a) Name of Issuer: Capstone Companies, Inc.

(b) Address of Issuer’s Principal Executive Offices: 350 Jim Moran Boulevard, Suite 120, Deerfield Beach, Florida 33442.

ITEM 2.

(a) Name of Person Filing: Involve, LLC

(b) Address of Principal Business Office or, if none, Residence:

c/o Michael D. Harris, Esq.

Nason, Yeager, Gerson, White & Lioce, P.A.

1645 Palm Beach Lakes Boulevard, Suite 1200

West Palm Beach, Florida 33401

(c) Citizenship: Florida

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 14070F102

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.

OWNERSHIP.

See Item 5 through 9 and 11 of cover page.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.

CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP NO. 14070F102	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2015	By:	/s/ John Ettenson
John Ettenson, Manager